Holland + Knight
Tel. 954 525-1000
Fax 954 463-2030
Holland & Knight LLP
One East Broward Blvd., Suite 1300
Ft. Lauderdale, FL 33301-1865
www.hklaw.com

July 9, 2007
Daniel F. Duchovny, Esq.
Division of Corporation Finance
United States Securities and Exchange
     Commission
100 F Street, NE
Washington, DC 20549

Re:	ION Media Networks, Inc. Amended Schedule TO-I filed July 2, 2007 File No. 005-44331
Dear Mr. Duchovny:
     On behalf of ION Media Networks, Inc. (the “Company”), we hereby respond to the Commission Staff’s comment letter dated July 3, 2007 regarding the Company’s Amended Schedule TO-I filed July 2, 2007. Please note that for the Staff’s convenience we have recited the comments in bold and provided the Company’s responses immediately below the comments. The headings and response numbers coincide with the headings and comment numbers set forth in the comment letter. Terms not otherwise defined in this letter have the meanings assigned to them in the Offer to Exchange dated June 8, 2007.
Offer to Exchange
The Exchange Offer and Consent Solicitation
Terms of the Exchange Offer and Consent Solicitation, page 83
1.	We note your response to comment 3. We continue to consider the issue and we welcome your additional legal analysis in this respect.

The Company will agree not to purchase the Senior Preferred Stock from CIG in the Termination Exchange until 10 business days following the expiration date of the Exchange Offer.
Conditions of the Exchange Offer, page 85
2.	We disagree with your response to comment 4 and we reissue the comment.

The Company will delete the condition.
Atlanta • Bethesda • Boston • Chicago • Fort Lauderdale • Jacksonville • Los Angeles
Miami • New York • Northern Virginia • Orlando • Portland • San Francisco
Tallahassee • Tampa • Washington, D.C. • West Palm Beach
Beijing • Caracas* • Helsinki* • Mexico City • Tel Aviv* • Tokyo • *Representative Office

3.	We disagree with your response to comment 5. We note the guidance in the Current Issues outline previously reference; specifically, we note that, among other things, CIG is acting together with the company and controls the terms of the offer.

The Company, CIG and the other parties to the Master Transaction Agreement have proposed to amend Section 5.01(b) of the Master Transaction Agreement to (1) remove CIG’s right to jointly determine whether the Exchange Offer conditions exist and whether any such Exchange Offer conditions shall be waived and (2) remove CIG’s right to require that the Exchange Offer be terminated if it does not agree with the Company that one or more Exchange Offer conditions exist. However, in order to protect CIG’s position in the Company’s capital structure, we would propose that CIG will continue to have the right to approve any waiver of a condition that the Company has determined exists. We believe that these revisions, which leave CIG with rights in relation to the Exchange Offer that we believe to be commensurate with those of an arm’s length lender, will remove any concerns that CIG is acting together with the Company and controls the terms of the Exchange Offer. See the attached proposed revisions to Section 5.01(b) and the Schedule TO. Should the staff have any concerns regarding the revised scope and wording of Section 5.01(b), we would be glad to discuss them.

On the broader questions that we discussed with you, we do not believe that the fact that CIG had signed an agreement pursuant to which: (a) it would acquire control of the Company over time; and (b) the Company would make the Exchange Offer for its own securities, in and of itself, is sufficient to cause CIG to be deemed a co-bidder. We do not believe that this position is supported either by Section II.D.2, Mergers and Acquisitions — Current Issues — Identifying the Bidder in a Tender Offer, or by the staff’s own precedent.

Insofar as the language of Section II.D.2 is concerned, and the underlying policy, we see no basis to interpret the factors: “Did the person play a significant role in initiating, structuring and negotiating the tender offer” and “To what extent did or does the person control the terms of the offer?” as applying to roles played by non-affiliates negotiating opposite an issuer in order to agree acquisition terms on an arm’s length basis. These provisions can only be sensibly interpreted as relating to roles played on behalf of the person making the tender offer (in this case, the Company). In the case at hand, the Company negotiated simultaneously with multiple bidders. The Company’s Board independently determined to select the transaction that it had negotiated with CIG, which contemplated the Exchange Offer among other terms, in lieu of competing transactions that also contemplated an exchange offer by the Company.

Furthermore, the notion that terms so agreed on an arm’s length basis by a non-affiliate cause CIG to become a bidder would also seem directly to contradict the policy reflected in Rule 13e-3(g)(1) in respect of second step transactions that result in a company going private.

The staff’s own precedent similarly is inconsistent with the position that we understood was suggested by the staff. In recent contexts involving merger agreements requiring target exchange offers for options or convertible securities (the only such transactions that fall within the scope of Rule 13e-4 since they involve equity securities), the staff apparently has not required that the intended acquirer be treated as a co-bidder. See, for example, Metrologic Instruments, Inc. (filed 21 November 2006)(options self-tender); Open Solutions Inc. (filed 21 December 2006)(convertible debt self-tender). See also Serena Software, Inc. (filed 2 February 2006)(options self-tender); First Health Group Corp. (filed 15 November 2004)(options self-tender); CB Richard Ellis Services Inc. (filed June 19, 2001)(options self-tender). Such acquirers have not been treated as co-bidders even where the acquirer has in fact financed the offer (which is not the case in the Exchange Offer), notwithstanding the fact that such financing implicates another factor in Section II.D.2 and is also a key focus of the limited case law on this subject. See, e.g., Open Solutions. The staff initially commented on the co-bidder issue in several of these transactions. See, e.g., Serena Software, Inc. (“Why is Serena implementing the offer? Serena is implementing this offer pursuant to the requirements of the merger agreement we entered into with Spyglass Merger Corp. on November 11, 2005”); First Health Group Corp. (similar language).

Indeed, going back to 2004, we have found only two transactions, both in 2004, where acquirers were characterized as co-bidders in self-tenders associated with merger agreements, and in both cases the facts were very different from those at hand. The first was the self-tender for common stock of National Medical Health Card Systems, which took place in 2004 (Amendment No. 3 filed 12 March 2004). That self-tender was for common stock, was to be financed by the acquirer through its purchase of convertible preferred stock, and would result in the acquirer becoming the principal stockholder of the target. The second was in connection with the merger between Fisher Scientific International Inc. and Apogent Technologies Inc. (Amendment No. 3 filed 14 July 2004), where the securities offered in Apogent’s self-tender were convertible into Fisher Scientific common stock, and the parties consequently had from the beginning characterized the exchange offer as having been filed by both companies.

We also refer you to the extensive discussion of the co-bidder issue in the Company’s comment letter dated June 27, 2007.

Security Ownership, page 91
4.	We reissue comment 7. It is unclear to us why you are unable to rely on information in the possession of your own directors and officers. Please delete the quailifiers.

In making the disclosure contained in the offer to exchange regarding the security ownership of the Company’s officers and directors, the Company did rely on information in the possession of its officers and directors that was provided to the Company by such persons. Since such disclosure is necessarily based on representations that have been made to the Company by such persons, we believe it is appropriate to clarify in the offer to exchange that the information is based on the Company’s knowledge. We will revise the disclosure to state that the information is based on the Company’s knowledge after due inquiry.
* * * *
The Company will amend the Schedule TO accordingly. The Company does not believe such changes are material to holders of Senior Preferred Stock and does not intend to extend the Exchange Offer following the filing of the amendment. If you have any questions or comments, please do not hesitate to call me at (954) 468-7808 or David Perry at (561) 650-8314.
Very truly yours,
/s/ Laurie L. Green
Laurie L. Green